SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                          (Amendment No._____6______)*


                        American Vantage Companies
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                               03037B106
              -----------------------------------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4 pages

CUSIP No. 03037B106                13G/A                    Page 2 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         United States

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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            433,427
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             433,427
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       445,727
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       8 %
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                        Page 3 of 4 Pages
Item 1.
         (a)   Name of Issuer:
               American Vantage Companies

         (b)   Address of Issuer's Principal Executive Offices:
               6787 W. Tropicana, Suite 200
               Las Vegas, NV


Item 2.
         (a)   Name of Person Filing:

               Rosalind Davidowitz

         (b)   Address of Principal Business Office or, if None, Residence:

               Rosalind Davidowitz's address is 7 Sutton Place South, Lawrence, New York 11563.

         (c)   Citizen:

               Mrs. Davidowitz is a citizen of the United States.

         (d)   Title of Class of Securities:
               Common Stock, $.01 par value ("shares").

         (e)   CUSIP#:
               03037B106


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.


Item 4.   Ownership:

        (a)(b) As of December 31, 2008, Mrs. Davidowitz may be deemed to beneficially own 445,727 shares or 8% of the Issuer's shares as follows: (i) 433,427 shares owned directly by Mrs. Davidowitz,
               and  (ii)  12,300  shares  owned  by  Mr.   Morton  Davis,   Mrs.
               Davidowitz's husband (1).


          (c) Mrs. Davidowitz has sole power to vote or to direct the disposition of those shares owned by her. Mr. Davis has the sole power to dispose or to direct the disposition of those shares owned directly by him.

     _____________________________________________________________________

        1)  The filing of this  statement  shall not be deemed an  admission by
            Mrs.   Davidowitz  that  she  beneficially  owns  the  securities attributed to J. Morton Davis for any purpose. Mrs. Davidowitz expressly disclaims beneficial ownersip of all securities held by Mr. Davis for any purpose.

                                                        Page 4 of 4 pages

Item 5.   Ownership of Five Percent or Less of a Class:

               Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:

     Not  applicable



Item 8.    Identification and Classification of Members of the Group:

           Not applicable.


Item 9.     Notice of Dissolution of Group:

            Not applicable.



Item 10. Certification: By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as participant in any transaction having such purpose of effect.


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the Reporting Person, such person certifies that the information set forth in this statement is true, complete and correct.






                                              /s/ Rosalind Davidowitz
Dated:   February 10, 2009                  By:________________________________
         New York, New York                       Rosalind Davidowitz